SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                           PHP HEALTHCARE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    693344103
                                 (CUSIP Number)

                                February 20, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)




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CUSIP No.  693344103                    13G                    Page 2 of 6 Pages

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles H. Robbins

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                        5.    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                        1,423,458 shares (see Item 4)
OWNED BY
EACH                    6.    SHARED VOTING POWER
REPORTING
PERSON                              0 shares
WITH
                        7.    SOLE DISPOSITIVE POWER

                                    1,423,458 shares (see Item 4)

                        8.   SHARED DISPOSITIVE POWER

                                    0 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,423,458 shares (see Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.3%

12.      TYPE OF REPORTING PERSON*

         IN



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CUSIP No.  693344103                    13G                    Page 3 of 6 Pages

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ellen E. Robbins

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        5.    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                            293,400 shares (see Item 4)
EACH
REPORTING               6.    SHARED VOTING POWER
PERSON
WITH                                0 shares

                        7.    SOLE DISPOSITIVE POWER

                                    293,400 shares (see Item 4)

                        8.   SHARED DISPOSITIVE POWER

                                    0 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         293,400 shares (see Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.5%

12.      TYPE OF REPORTING PERSON*

         IN



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                                                                               4

Item 1(a). Name of Issuer:

           PHP Healthcare Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           11440 Commerce Park Drive
           Reston, Virginia  20191

Item 2(a). Name of Persons Filing:

           Charles H. Robbins
           Ellen E. Robbins

Item 2(b). Address of Principal Business Office or, if None,
           Residence

           8580 Cinderbed Road
           Suite 2400
           Newington, Virginia  22122

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.01 per share

Item 3.    If this  statement is filed pursuant to Rule 13d-1(c), check this box
           [X].

Item 4.    Ownership.

         (a), (b), (c) Charles H. Robbins beneficially owns 1,423,458 shares of Common Stock of the Issuer. The 1,423,458 shares do not include 293,400 shares beneficially owned by Ellen E. Robbins, individually and as trustee (as described below), or 109,000 shares beneficially owned by Charles H. Robbins' son, Charles B. Robbins. The 1,423,458 shares beneficially owned by Charles H. Robbins represent approximately 12.3% of the outstanding shares of the Issuer. Charles H. Robbins has sole voting and dispositive power with respect to such shares. This filing of this statement by Charles H. Robbins shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Ellen E. Robbins or Charles B. Robbins.

         Ellen E. Robbins, individually and as trustee under trusts established by Charles H. Robbins for the benefit of Caroline H. Robbins and Lee S. Robbins, beneficially owns 293,400 shares of Common Stock of the Issuer, which represents

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                                                                               5

approximately 2.5% of the outstanding shares of the Issuer. Ellen E. Robbins has sole voting and dispositive power with respect to such shares. This filing of this statement by Ellen E. Robbins shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Charles H. Robbins or Charles
B. Robbins.

         In the aggregate, Charles H. Robbins and Ellen E. Robbins (individually and as trustee) beneficially own 1,716,858 shares of Common Stock, which represent approximately 14.9% of the outstanding shares of Common Stock of the Issuer.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

         By signing below the undersigned certify that, to the best knowledge and belief of the undersigned, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                                               6

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                               February 25, 1998
                                                                          (Date)

                                                          /s/ Charles H. Robbins
                                                                     (Signature)

                                                              Charles H. Robbins
                                                                          (Name)

                                                            /s/ Ellen E. Robbins
                                                                     (Signature)

                                                                Ellen E. Robbins
                                                                          (Name)